Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      The name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario
M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Pursuant to the terms of an amalgamation agreement dated August 22, 2014 (the “Amalgamation Agreement”), among Augusta Resource Corporation (“Augusta”), 8988285 Canada Inc. (“Newco”), an indirect, wholly-owned subsidiary of Hudbay, and Hudbay, on September 23, 2014 Augusta and Newco amalgamated (the “Amalgamation”) and continued as one corporation (“Amalco”), under the name Augusta Resource Corporation. As a result of the Amalgamation, the 6,396,780 common shares of Augusta (“Augusta Shares”) that were not already owned by Hudbay were exchanged, and Amalco became a wholly-owned subsidiary of Hudbay.

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Following completion of the Amalgamation, Hudbay indirectly owns 49,560,386 common shares of Amalco (“Amalco Shares”), representing 100% of the issued and outstanding Amalco Shares, and all of the issued and outstanding Augusta Shares have either been exchanged or cancelled.

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See item 10 below.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The purpose of the Amalgamation was to enable Hudbay to become the owner of all of the issued and outstanding Amalco Shares.

Effective September 23, 2014, Augusta Shares will no longer be traded on the New York Stock Exchange; Amalco, as the successor entity of Augusta, is in the process of de-listing the Augusta Shares from the Toronto Stock Exchange and the Frankfurt Stock Exchange. Amalco is also in the process of terminating its obligations as a reporting issuer or its equivalent under the securities laws of Canada, the United States and Germany.

8.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

See item 2 above.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

See item 2 above.

10.                              In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities,

including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

In consideration for the 6,396,780 Augusta Shares exchanged pursuant to the Amalgamation, 2,014,985 common shares of Hudbay (“Hudbay Shares”) and 1,087,441 warrants to acquire Hudbay Shares (“Hudbay Warrants”) were issued, representing consideration with a value of approximately $3.24 per Augusta Share and total consideration of approximately $21 million (based on the closing price of the Hudbay Shares and Hudbay Warrants on the Toronto Stock Exchange on September 22, 2014).

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See items 2, 3 and 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

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DATED September 23rd, 2014.

HUDBAY MINERALS INC.

Per:	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary